Exhibit 2.4

Orbotech Ltd.

(the “Company”)

EMPLOYEE SHARE OWNERSHIP

AND OPTION PLAN (2000)

(AS AMENDED, 2003)

Adopted by the Board of Directors of the Company on June 21, 2000

TABLE OF CONTENTS

1.	Preamble

2.	Administration of the 2000 Plan

3.	Shares Subject to the 2000 Plan

4.	Eligibility

5.	Grant of the Options and Issuance of the Ordinary Shares to the Trustee

6.	Option Awards; Exercise Price

7.	Termination of Employment

8.	Exercise of Options

9.	Cancellation of Options

10.	Taxation

11.	Dividends

12.	Rights and/or Benefits Arising out of the Employee/ Employer Relationship and the Absence of an Obligation to Employ

13.	Adjustments Upon Changes in Capitalization; Significant Event

14.	Term, Termination and Amendment

15.	Effectiveness of the 2000 Plan

16.	Governing Law

1.	Preamble

(a)	This plan, as amended from time to time, shall be known as the “Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (As Amended, 2003)” and shall be referred to herein as the “2000 Plan”. The purpose and intent of the 2000 Plan is to provide incentives to employees, officers, directors and/or consultants of the Company and/or of other companies, partnerships or other entities in Israel in which the Company holds at least a 50% equity interest (each a “Related Company”) by providing them with the opportunity to purchase shares of the Company.

(b)	The 2000 Plan is designed: (i) to comply with Section 102 of the Income Tax Ordinance or any provision which may amend or replace it (“Section 102”) and rules promulgated thereunder (the “Commissioner’s Rules”) and to enable the Company and grantees hereunder to benefit from Section 102 and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102. The Company, however, does not warrant that the 2000 Plan will be recognized by the Israeli income tax authorities or that future changes will not be made to the provisions of Israeli law, regulations thereunder or the Commissioner’s Rules, which are promulgated from time to time, or that any exemption or benefit currently available pursuant to Section 102 will not be abolished.

(c)	Should any provision of Section 102, regulations thereunder or the Commissioner’s Rules which applies to employees be amended, such amendment shall be deemed included in the 2000 Plan with respect to options granted or shares issued in the context of Section 102. Where a conflict arises between any section of the 2000 Plan or any agreement hereunder or their application and the provisions of Israeli law and the Commissioner’s Rules, the Board of Directors of the Company (the “Board”), in its sole discretion, shall determine any necessary changes to be made to the 2000 Plan and its determination regarding this matter shall be final and binding.

2.	Administration of the 2000 Plan

(a)	The 2000 Plan shall be administered by the Board and/or by any committee of the Board so designated by the Board. Any subsequent references herein to the Board shall also mean any such committee and, unless the powers of the committee have been specifically limited, such committee shall have all of the powers of the Board granted herein. Subject to Sections 6(b) and 14, the Board shall have plenary authority to determine the terms and conditions of all options (which need not be identical), including, without limitation, the purchase price of the shares covered by each option, the individuals to whom, and the time or times at which, options shall be granted, the number of shares to be subject to each option, whether an option shall be granted pursuant to Section 102 or otherwise and when an option can be exercised and whether in whole or in installments. Subject to Section 14, the Board shall have plenary authority to construe and interpret the 2000 Plan, to prescribe, amend and rescind the rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 2000 Plan.

All determinations and decisions of the Board pursuant to the provisions of the 2000 Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its shareholders, grantees and their estates and beneficiaries.

(b)	No director or officer of the Company shall be personally liable or obligated to any grantee or other person as a result of any decision made and/or action taken with respect to the 2000 Plan or its execution.

3.	Shares Subject to the 2000 Plan

The shares subject to the 2000 Plan shall be Ordinary Shares of the Company of NIS 0.14 nominal value each (“Ordinary Shares”). The maximum number of Ordinary Shares that may be issued under the 2000 Plan is 3,900,000, as such number may be adjusted in accordance with Section 13. Such Ordinary Shares may be in whole or in part, as the Board shall from time to time determine and subject to applicable law, authorized and unissued Ordinary Shares or issued and fully paid Ordinary Shares which shall have been purchased by the Company or by the Trustee (as hereinafter defined) hereunder with funds provided by the Company. If any option granted under the 2000 Plan shall expire, terminate or be canceled for any reason without having been exercised in full, such Ordinary Shares subject thereto shall again be available for the purposes of the 2000 Plan. Any increase in the maximum number of Ordinary Shares shall be recommended by the Board and shall require the approval of a general meeting of the shareholders of the Company.

4.	Eligibility

Option awards hereunder may be made to any employee, officer, director and/or consultant of the Company or of a Related Company. The grant of an option award hereunder shall not, in and of itself, either entitle such grantee to participate, nor disqualify such grantee from participating, in any other grant of options pursuant to the 2000 Plan or any other share incentive or stock option plan of the Company.

5.	Grant of the Options and Issuance of the Ordinary Shares to the Trustee

(a)	The Board shall appoint a trustee for the purposes of the 2000 Plan (the “Trustee”).

(b)	Unless otherwise determined by the Board, all option awards shall be issued by the Company in the name of the Trustee and the share certificates representing any Ordinary Shares issued pursuant to option exercises hereunder shall be issued by the Company in the name of the Trustee in trust for the designated grantee and shall be deposited with and held by the Trustee, and registered in the Trustee’s name in the register of members of the Company, for such period as determined by the Board but, in the case of grants pursuant to Section 102, not less than the period required with respect thereto pursuant to Israeli law, regulations thereunder or the Commissioner’s Rules as shall be in effect from time to time.

(c)	Options granted hereunder shall not confer upon the holder thereof any of the rights of a shareholder of the Company with respect to the Ordinary Shares subject to such options until such shares are transferred to the holder upon the exercise of the options.

(d)	For as long as any Ordinary Shares are registered in the name of the Trustee, the Trustee alone shall be entitled to receive every notice to which a shareholder is entitled, and only he or whomever he shall designate shall be entitled to exercise rights as a shareholder vis-a-vis the Company, including the right to participate in all shareholders’ meetings and to vote such Ordinary Shares thereat. The Trustee shall vote such shares in accordance with the instructions of the grantees on whose behalf they are held and, in the absence of such instructions, at his/her discretion in the best interests of the Company.

(e)	Nothing in the foregoing provisions shall derogate from the power of the Board to grant options or to allot Ordinary Shares to the Trustee otherwise than under the provisions of Section 102, regulations thereunder and the Commissioner’s Rules or to allot Ordinary Shares or grant options to grantees directly otherwise than through the Trustee or on terms which differ from those specified above or to approve the transfer of Ordinary Shares from the Trustee to the name of any grantee(s) upon such conditions as shall be determined by the Board.

6.	Option Awards; Exercise Price

The following terms shall apply to all options, and, mutatis mutandis, to all Ordinary Shares issued pursuant to the exercise of such options:

(a)	Where Section 102, regulations thereunder or the Commissioner’s Rules apply and so require, the option shall be granted to the grantee in consideration for a waiver of salary by the grantee in an amount to determined by the Board.

(b)	The consideration to be paid by the grantee for each share purchased by exercising the option (the “Option Exercise Price”) shall be determined by the Board but shall not be less than the greater of: (i) the nominal value of the Ordinary Shares the subject of the option; and (ii) 100% of the “Market Price” (as defined below) of the Ordinary Shares on the last day, immediately preceding the date of the grant, upon which public trading of the Company’s Ordinary Shares took place. For purposes hereof, the “Market Price” of the Ordinary Shares shall mean, as of any given date, the closing price of the Ordinary Shares in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations system (“NASDAQ”), or, if the Ordinary Shares are not reported by NASDAQ, the closing price of the Ordinary Shares as reported by the National Quotation Bureau Incorporated, or, in all other cases, the value set in good faith by the Board. Notwithstanding anything in the 2000 Plan which may be construed to the contrary, and except as may be required pursuant to Section 13 of the 2000 Plan, once determined by the Board, the Option Exercise Price with respect to any option granted under the 2000 Plan shall not be reduced during the term of the option.

(c)	The term of each option shall be not more than 8 (eight) years from the date of grant thereof or such shorter period as may be determined by the Board or as may apply pursuant to the provisions of Section 7 below.

(d)	Unless otherwise determined by the Board or in any agreement with the grantee, the Option Exercise Price shall be paid by the grantee to the Company no later than the date of exercise of the option in such manner as the Company may prescribe.

(e)	Unless otherwise determined by the Board, the option and/or the right to the option and/or the Ordinary Shares are personal, and except insofar as is specified in the 2000 Plan, and, where applicable, subject to Section 102, regulations thereunder and the Commissioner’s Rules, may not be transferred, assigned, pledged, withheld, attached or otherwise charged either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. During the lifetime of the grantee the option may only be exercised by the designated grantee, or if granted to the Trustee, by the Trustee on behalf of the designated grantee. A note as to the provisions of this sub-section or a legend may appear on any document which grants the option or any agreement hereunder.

(f)	Unless otherwise determined by the Board:

(i)	The right to exercise the option shall be granted to the Trustee on behalf of the grantee. Vesting shall be in installments, ratably over a period of 4 (four) years from the date of grant of the option and, subject to Section 6(f)(iii) below, at the conclusion of each period for the exercise of the option (“Vesting Periods”), the option may, from time to time, be exercised in relation to part or all the Ordinary Shares allocated for that period in such manner that at the end of 2 (two) years from the granting of the option the Trustee shall be entitled to exercise the option, on behalf of the grantee and at his or her request, in respect of up to ½ (half) of the Ordinary Shares originally subject thereto, and at the end of each of the remaining 2 (two) years in respect of up to another ¼ (quarter) of such Ordinary Shares;

(ii)	During each of the Vesting Periods, the option may (subject to Section 6(f)(iii) below) be exercised in relation to all or part of the Ordinary Shares allocated for any previous Vesting Period in which the option was not fully exercised, provided, subject to the provisions of Section 7 hereof, that at the time of the exercise of the option the grantee has continued to be employed by the Company, a Related Company or a non-Israeli subsidiary of the Company or of a Related Company (each a “Foreign Subsidiary”) from the date of the grant thereof until the date of exercise. After the end of the Vesting Periods and during the balance of the option period, the option may (subject to Section 6(f)(iii) below) be exercised, from time to time, in relation to all or part of the Ordinary Shares which have not at that time been exercised and which remain subject to the option; and

(iii)	Notwithstanding the provisions of Sections 6(f)(i) and (ii) above, in no case may an option be exercised at any time for less than 100 shares (or the remaining number of shares covered by the option if less than 100).

7.	Termination of Employment

(a)	If the employment of a grantee is terminated prior to the complete exercise of an option: (i) by reason of death, disability (as determined by the Board in its absolute discretion) or retirement after age 60 with the approval of the Board, the option shall remain exercisable by the grantee or his or her estate (to the extent that it has acquired the rights of the deceased grantee by will or by operation of law), as the case may be, for a period of one year following such termination (but only to the extent that it was exercisable at the termination of employment and not beyond the scheduled expiration date); and (ii) for any other reason, all options held by or on behalf of such grantee shall immediately expire upon the earlier of such termination or notice of termination, irrespective of the effective date of such termination (unless any applicable agreement provides otherwise).

Notwithstanding (ii) above, in the event of termination of employment by the Company, a Related Company or a Foreign Subsidiary within twelve months after a Significant Event (as defined in Section 13 herein) the option shall remain exercisable (but only to the extent that it was exercisable at the termination of employment and not beyond the scheduled expiration date) for a period of one month following the earlier of such termination or notice of termination (unless any applicable agreement provides otherwise).

The Board may determine whether any given leave of absence constitutes a termination of employment. Options awarded under the 2000 Plan shall not be affected by any change of employment so long as the grantee continues to be an employee of the Company, of a Related Company or of a Foreign Subsidiary.

(b)	In such case as Section 102, regulations thereunder and the Commissioner’s Rules shall apply to any option, where the grantee ceases to be an employee of the Company prior to the expiration of such period as may be prescribed by applicable law, regulations or the Commissioner’s Rules, the exemption provided by Section 102 may not apply with respect to that grantee pursuant to applicable law. In such case, the grantee shall be obliged to make arrangements with the tax authorities at his or her expense for all matters to do with the taxation of the options and/or the Ordinary Shares.

(c)	Notwithstanding the foregoing, the Board may in its absolute discretion, extend the period of exercise of the option by a grantee or grantees for such time as it shall determine either with or without conditions.

8.	Exercise of Options

(a)	A grantee who desires to exercise an option granted pursuant to the 2000 Plan shall notify the Company in writing, or, through the Trustee, shall cause the Company to be notified in writing, to such effect, and any such notice shall be accompanied by, or specify the arrangements for, payment of the full Option Exercise Price of such Ordinary Shares.

(b)	A grantee who desires that the Trustee exercise an option granted to the Trustee on his or her behalf shall so instruct the Trustee in writing in such form as shall be prescribed by the Board from time to time. Upon receipt of all the requisite documents, approvals and payments from the grantee, including sufficient proof of proper provision for the payment of any applicable taxes, in form satisfactory to the Company and the Trustee, the Trustee shall deliver a notice to the Company in such form as shall be prescribed by the Board from time to time, whereupon the Company shall allot the Ordinary Shares in the name of the Trustee.

(c)	A grantee who desires to exercise an option granted directly to him or her (and not through the Trustee) shall so notify the Company in writing in such form as shall be prescribed by the Board from time to time. If Section 102 does not apply to the option or the Ordinary Shares which relate thereto, then, as a condition for the exercise of the option, the grantee shall be required to pay the tax applicable to him or her (including all tax payable by the Company arising out of its obligation to deduct tax at source) pursuant to applicable law and the provisions of the 2000 Plan. Upon receipt of all the requisite documents, approvals and payments from the grantee, including sufficient proof of payment by the grantee of all applicable taxes as aforesaid, in form satisfactory to the Company, the Company shall allot the Ordinary Shares in the name of the grantee.

9.	Cancellation of Options

Without limiting the foregoing, the Board may, with the consent of the grantee, from time to time cancel all or any portion of any option then subject to exercise, and the Company’s obligation in respect of such option may be discharged by: (i) payment to the grantee or to the Trustee on behalf of the grantee of an amount in cash equal to the excess, if any, of the Market Price of the Ordinary Shares at the date of such cancellation subject to the portion of the option so canceled over the aggregate Option Exercise Price of such Ordinary Shares; (ii) the issuance or transfer to the grantee or to the Trustee on behalf of the grantee of Ordinary Shares of the Company with a Market Price at the date of such transfer equal to any such excess; or (iii) a combination of cash and Ordinary Shares with a combined value equal to any such excess, all as determined by the Board in its sole discretion.

10.	Taxation

(a)	General

The grantee shall be liable for all taxes, duties, fines and other payments which may be imposed by any tax authorities and for every obligatory payment of whatever source in respect of the options, the Ordinary Shares (including, without limitation, upon the exercise of the options, the sale of the Ordinary Shares or the registration of the Ordinary Shares in the grantee’s name) or dividends or any other benefit in respect thereof and/or for all charges which shall accrue to the grantee, the Company, any Related Company, any Foreign Subsidiary and/or to the Trustee in connection with the 2000 Plan.

(b)	Withholding

The Company (including any Related Company and any Foreign Subsidiary) and/or the Trustee shall have the right to require the grantee to pay an amount in cash or to retain or sell without notice Ordinary Shares in value sufficient to cover any tax required by any governmental entity to be withheld or otherwise deducted and paid with respect to the options or the Ordinary Shares subject thereto (including, without limitation, upon their exercise or sale or the registration of the Ordinary Shares in the grantee’s name) or with respect to dividends or any other benefits in respect thereof (“Withholding Tax”), and to make payment (or to reimburse itself or himself for payment made) to the appropriate tax authority of an amount in cash equal to the amount of such Withholding Tax, remitting any balance to the grantee. Notwithstanding the foregoing, the grantee shall be entitled to satisfy the obligation to pay any Withholding Tax, in whole or in part, by providing the Company and/or the Trustee with funds sufficient to enable the Company and/or the Trustee to pay such Withholding Tax.

(c)	Certificate of Authorization of Assessing Officer

The Company (including any Related Company and any Foreign Subsidiary) or the Trustee shall at any time be entitled to apply to the Assessing Officer, and in the case of a grantee abroad, to any foreign tax authority, for receipt of their certificate of authorization as to the amount of tax which the Company, any Related Company or any Foreign Subsidiary or the grantee or the Trustee is to pay to the tax authorities resulting from granting the options or allotting the Ordinary Shares, or regarding any other question with respect to the application of the 2000 Plan.

11.	Dividends

The Ordinary Shares allotted as a result of the exercise of options hereunder shall participate equally with the Company’s other Ordinary Shares in every cash dividend which shall be declared and distributed subject to the following provisions:

(a)	A cash dividend shall be distributed only to persons registered in the register of members as shareholders on the record date fixed for the distribution of the dividend.

(b)	A dividend with regard to Ordinary Shares which are registered in the name of the Trustee shall be paid to the Trustee, subject to any lawful deduction of tax, whether such rate is at the usual rate applicable to a dividend or at a higher rate. The Trustee shall transfer the dividend to the grantees in accordance with instructions that he shall receive from the Company. Alternatively, the Company shall be entitled to pay the dividend directly to the grantee subject to the deduction of the applicable tax.

(c)	Without derogating from the provisions of Section 11(b) hereof, the Company or the Trustee shall be entitled to set off and deduct at source from any dividend any sum that the grantee owes to the Company (including any Related Company and any Foreign Subsidiary) or the Trustee, whether under the 2000 Plan or otherwise, and/or any sum that the grantee owes to the tax authorities.

12.	Rights and/or Benefits Arising out of the Employee/ Employer Relationship and the Absence of an Obligation to Employ

(a)	No income or gain which shall be credited to or which purports to be credited to the grantee as a result of the 2000 Plan, shall in any manner be taken into account in the calculation of the basis of the grantee’s entitlements from the Company, any Related Company or any Foreign Subsidiary or in the calculation of any social welfare right or other rights or benefits arising out of the employee/employer relationship. If, pursuant to any law, the Company, any Related Company or any Foreign Subsidiary shall be obliged for the purposes of calculation of the said items to take into account income or gain actually or theoretically credited to the grantee, the grantee shall indemnify the Company, any Related Company or any Foreign Subsidiary, against any expense caused to it in this regard.

(b)	Nothing in the 2000 Plan or any option granted pursuant thereto shall be interpreted as obliging the Company, any Related Company or any Foreign Subsidiary to employ the grantee, or as conferring upon any grantee any right to continue in the employment of the Company, any Related Company or any Foreign Subsidiary or as restricting the right of the Company, any Related Company or any Foreign Subsidiary to terminate such employment at any time. The grantee shall have no claim whatsoever against the Company, any Related Company or any Foreign Subsidiary as a result of the termination of his or her employment, including, without limitation, any claim that such termination causes any options to expire and/or prevents the grantee from exercising the options and/or from receiving or retaining any Ordinary Shares otherwise issuable pursuant to any option granted by, or agreement with, the Company, or results in any loss due to an early imposition of tax liability pursuant to applicable law.

13.	Adjustments Upon Changes in Capitalization; Significant Event

Notwithstanding any other provisions of the 2000 Plan, the Board shall take such actions, if any, as it deems appropriate for the adjustment of the number and class of shares subject to each unexercised or unvested option and in the option prices in the event of changes in the outstanding share capital of the Company by reason of any stock dividend (bonus shares), stock split, recapitalization, combination, exchange of shares, merger, consolidation, liquidation, split-up, split-off, spin-off or other similar change in capitalization, or a distribution to ordinary shareholders, including a rights offering, other than cash dividends or any like change. In the event of any such event, the aggregate number and class of shares available under the 2000 Plan shall also be appropriately adjusted by the Board, whose determination shall be conclusive.

Each of the following shall be a “Significant Event”: (i) Board or (if approval of the shareholders is required) shareholder approval of: (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which Ordinary Shares would be converted into cash, securities or other property, other than a merger of the Company in which the holders of Ordinary Shares immediately prior to the merger have the same proportionate ownership of Ordinary Shares of the surviving corporation immediately after the merger; (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company; or (c) the adoption of any plan or proposal for the liquidation or dissolution of the Company; (ii) any person or group (within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934) other than the Company making a tender offer or exchange offer to acquire any Ordinary Shares (or securities convertible into Ordinary Shares) for cash, securities or any other consideration, provided that: (y) at least a portion of such securities sought pursuant to the offer in question is acquired; and (z) after consummation of such offer, the person in question is the “beneficial owner” (as such term is defined in Rule 13d-3 under the United States Securities Exchange Act of 1934), directly or indirectly, of 20% or more of the outstanding Ordinary Shares (calculated as provided in paragraph (d) of such Rule 13d-3 in the case of rights to acquire Ordinary Shares); or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the entire Board ceasing for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company’s shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

14.	Term, Termination and Amendment

Unless the 2000 Plan shall theretofore have been terminated as hereinafter provided, it shall terminate on, and no option shall be granted after, the tenth anniversary of the date upon which the 2000 Plan is adopted by the Board. The 2000 Plan may be terminated, modified or amended by the shareholders of the Company. The Board may at any time terminate, modify or amend the 2000 Plan in such respects as it shall deem advisable; provided, however, that the Board may not, without the approval of a general meeting of the shareholders of the Company, increase the maximum number of Ordinary Shares as to which options may be granted under the 2000 Plan (except by adjustment pursuant to Section 13), extend the termination date of the 2000 Plan or amend the provisions of Section 6(b) of the 2000 Plan. Options granted prior to termination of the 2000 Plan may, subject to the terms of the 2000 Plan and any applicable agreement with a grantee, be exercised thereafter. No amendment or modification of the 2000 Plan may, without the consent of the grantee to whom any option shall theretofore have been granted, adversely affect the rights of such grantee under such option.

15.	Effectiveness of the 2000 Plan

The 2000 Plan shall become effective as of the date determined by the Board.

16.	Governing Law

The 2000 Plan and all instruments issued hereunder shall be governed by and construed in accordance with the laws of the State of Israel.